Filed Pursuant to Rule 433
Registration Statement No. 333-272447

AUTOCALLABLE LEVERAGED INDEX RETURN NOTES® (AUTOCALLABLE LIRNs®)

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P®/ASX 200 Index (Bloomberg symbol: “AS51”), and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P®/ASX 200 Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.
Automatic Call	The notes will be called automatically if the value of the Market Measure on the Observation Date is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Date	Approximately one year after the pricing date
Call Amount (per Unit)	$11.00
Payout Profile at Maturity	• [185.00% to 205.00%] leveraged upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of the principal amount at risk
Participation Rate	[185.00% to 205.00%], to be determined on the pricing date.
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465925118382/tm2532404d12_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	If the notes are called, your investment return is limited to the return represented by the Call Premium.
•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	As a noteholder, you will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.
•	Your return on the notes may be adversely affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities included in the Basket Components during the term of your notes, although the value of the Market Measure may be adversely affected by general exchange rate movements in the market.
•	Recent executive orders could adversely affect your investment in the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below assume that the notes are not called on the Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(2)	$10.00	0.00%
10.00%	$11.95	19.50%
20.00%	$13.90	39.00%
30.00%	$15.85	58.50%
40.00%	$17.80	78.00%
50.00%	$19.75	97.50%
60.00%	$21.70	117.00%

(1)        The Redemption Amount per unit is based on the hypothetical Participation Rate of 195.00%

(2)        This hypothetical percentage change corresponds to the Threshold Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.